Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the consolidated capitalization and indebtedness of ArcelorMittal at March 31, 2015, prepared on the basis of IFRS. You should read this table together with the Group’s consolidated financial statements and the other financial data appearing in its annual report on Form 20-F for the year ended December 31, 2014 or in Exhibit 99.4 to this report on Form 6-K.

As of March 31, 2015
Short-term borrowings, including current portion of long-term debt	2,441
Secured and Unguaranteed	108
Guaranteed and Unsecured	130
Secured and Guaranteed
Unsecured/Unguaranteed	2,203
Long-term borrowings, net of current portion	16,986
Secured and Unguaranteed	592
Guaranteed and Unsecured	134
Secured and Guaranteed
Unsecured/Unguaranteed	16,260
Equity attributable to the equity holders of the parent	35,452
Non-controlling interests	2,847
Total equity	38,299
Total capitalization (Total shareholder’s equity plus Short-term borrowings plus Long-term borrowings)	57,726

On April 9, 2015, ArcelorMittal issued €400 million floating rate notes due April 9, 2018 and €500 million 3.00% notes due April 9, 2021 under its €6 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On April 30, 2015, ArcelorMittal entered into a $6 billion revolving credit facility, which includes a three-year multicurrency $2.5 billion facility and a five-year multicurrency $3.5 billion facility. As of May 27, 2015, the $6 billion revolving credit facility remains fully available (See Exhibit 99.3 of this Form 6-K).

Except as disclosed herein, there have been no material changes in ArcelorMittal’s consolidated capitalization and indebtedness since March 31, 2015.

As of March 31, 2015, ArcelorMittal had guaranteed approximately $264 million of debt of its operating subsidiaries.